SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 14)

Innovex, Inc.

(Name of Issuer)

Common Stock, $.04 par value

(Title of Class of Securities)

45 76 47

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

          Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

                     ☐  Rule 13d-1(b)

                     ☐  Rule 13d-1(c)

                     ☒  Rule 13d-1(d)

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
		Thomas W. Haley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) ☐
		(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	5.	SOLE VOTING POWER

SHARES		826,220

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		826,220

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		826,220

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		4.4%

12.	TYPE OF REPORTING PERSON*

		IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Innovex Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5540 Pioneer Creek Drive
Maple Plain MN 55359-9003

Item 2(a).	Name of Person Filing:

Thomas W. Haley

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Innovex Inc.
5540 Pioneer Creek Drive
Maple Plain MN 55359-9003

Item 2(c).	Citizenship:

American

Item 2(d).	Title of Class of Securities:

Common Stock, $.04 par value

Item 2(e).	CUSIP Number:

457647

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The ownership of Mr Haley as of December 31, 2003 was as follows:

(a)	Amount beneficially owned:	826,220

(b)	Percent of class:	4.4%

(c)	Number of shares as to which such person has:

                    (i)     Sole power to vote or to direct the vote                                   826,220 (Includes options exercisable within 60 days of December 31, 2003 to purchase 55,000 shares)

                    (ii)    Shared power to vote or to direct the vote                                   -0-

                    (iii)    Sole power to dispose or to direct the disposition of               826,220 (Includes options exercisable within 60 days of December 31, 2003 to purchase 55,000 shares)

                    (iv)    Shared power to dispose or to direct the disposition of             -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February, 14, 2004

(Date)

/s/ THOMAS W. HALEY

(Signature)

Chairman

(Name/Title)